UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y0017S102
(CUSIP Number)

Mercuria Asset Holdings (Hong Kong) Limited Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JLT PH1-A0 Dubai UAE Attn: Henry Birt or Ghazi Mahmoodzaki S. Abualsaud
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Asset Holdings (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

SCHEDULE 13D

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Energy Group Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*Mercuria Energy Group Holding Ltd. (“MEGH”) owns 78.8228% of the capital stock of Mercuria Energy Group Limited (“MEG”), which is 100% of the voting capital stock of MEG. Therefore, MEGH may be deemed to beneficially own the shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDJ Oil Trading Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*Pursuant to the Memorandum of Association of Mercuria Energy Group Holding Ltd. (“MEGH”), MDJ has the right to appoint a majority of the directors to the board of directors of MEGH. Accordingly, MDJ may be deemed to beneficially own the shares which Mercuria Asset Holdings (Hong Kong) Limited (“Mercuria HK”) directly beneficially owns. Notwithstanding MDJ’s right to appoint a majority of the directors, certain actions of MEGH require the approval of 75% or 90% of the members, respectively, and therefore MDJ does not control all corporate actions of MEGH. As such, MDJ expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDJ Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*MDJ Partnership may be deemed to beneficially own these shares as the 100% owner of the capital stock of MDJ Oil Trading Limited (“MDJ”). MDJ Partnership hereby expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marco Dunand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
7,735,657*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
7,735,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,735,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Marco Dunand may be deemed to beneficially own these shares as the holder of 44.31% of the partnership interests in the capital stock of Mercuria Energy Group Holding Ltd. Owned by MDJ Oil Trading Ltd. Marco Dunand hereby expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Jaeggi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
6,569,460*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
6,569,460*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,569,460*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* Daniel Jaeggi may be deemed to beneficially own these shares as the holder of 39.44% of the partnership interests in the capital stock of Mercuria Energy Group Holding Ltd. Owned by MDJ Oil Trading Ltd. Daniel Jaeggi hereby expressly disclaims beneficial ownership of such shares.

Schedule 13D/A

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Original Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend items 4 and 6 as follows:

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On November 6, 2018 the Issuer and certain of its subsidiaries (collectively, “Debtors”) filed voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the “Chapter 11 Cases”). In connection with the Chapter 11 Cases, MEG has agreed to, directly or indirectly through one or more of its affiliates and subsidiaries, provide approximately $532 million in postpetition financing to fund the working capital needs of the Debtors while under the Chapter 11 Cases (the “DIP Financings”).

Asset Purchase Agreement

On November 5, 2018, certain of the Debtors, including the Issuer (collectively, “Sellers”) entered into an Asset Purchase Agreement (the “APA”) with Mercuria HK, pursuant to which Mercuria HK agreed to (i) purchase and assume substantially all of the properties, rights interests and other assets of Sellers (the Acquired Assets”) and (ii) assume, become responsible for, and discharge and perform when due certain of the liabilities of Sellers, in each case subject to the terms and conditions set forth in the APA, and for aggregate consideration based on a base purchase price of $474,000,000. The base purchase price consists of (a) the discharge of all of the then outstanding obligations under DIP Financings in an amount equal to $459,000,000 as credit bid consideration, (b) $15,000,000 in cash and (c) the assumption of the liabilities assumed pursuant to the APA. Mercuria HK has also agreed to pay and additional cash amount for certain “Additional Administrative Expenses,” if any. The foregoing would be accomplished through the sale, transfer and assignment of the Acquired Assets (including capital stock and equity interests in certain specified subsidiaries) by the Sellers to Mercuria HK (or certain of its designated affiliates). The assets, contracts and leases will be acquired free and clear of any and all liens or claims, other than liens permitted and liabilities expressly assumed by Mercuria HK (or certain of its designated affiliates) under the terms and conditions of the APA.

In connection with the APA, it is expected that the Issuer will conduct a competitive process pursuant to bidding procedures to be approved by the Bankruptcy Court. Upon approval by the Bankruptcy Court, the bidding procedures will provide that Mercuria HK is the “stalking horse” bidder for the Acquired Assets of Sellers and, where the transactions contemplated by the APA are not consummated due to the consummation of an alternative transaction (or under certain other circumstances), Sellers will pay a break-up fee to Mercuria HK equal to $19,000,000. The APA, subject to the approval of the Bankruptcy Court, also provides for the reimbursement of certain expenses incurred by Mercuria HK in connection with the APA and the consummation of the transactions contemplated thereunder.

The foregoing description of the APA is qualified in its entirety by reference to the full text of the APA, a copy of which is filed herewith as Exhibit 5 and incorporated herein by reference.

Debtor-in-Possession Financing and related Super-Priority Debtor-in-Possession Credit Agreement

MEG has agreed to arrange the DIP Financings to support the Issuer’s continued operations during the pendency of the Chapter 11 Cases. The DIP Financings are evidenced by a U.S. DIP credit agreement (the “U.S. DIP Credit Agreement”) as well as a global DIP credit agreement (the “Global DIP Credit Agreement”) providing for a first-out revolving credit facility.

The foregoing description of the U.S. DIP Credit Agreement and Global DIP Credit Agreement is qualified in its entirety by reference to the full text of such agreements which are expected to be provided in the future.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“Item 4 above summarizes certain provisions of the MOU, Investment Agreement, Investor Rights Agreement and the APA which are incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference, except for the U.S. DIP Credit Agreement and the Global DIP Credit Agreement, which the Issuer has informed the Reporting Persons will be filed with the SEC upon approval by the Bankruptcy Court.

Except as set forth herein, to the best of such Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock and aforementioned parties, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, that require reporting.”

Item 7.	Material to Be Filed as Exhibits

The following Exhibits are attached hereto, as set forth below.

Exhibit 1: A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 5: Asset Purchase Agreement, by and among the Issuer, the subsidiaries of the Issuer named therein and Mercuria HK.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated as of November 9, 2018.

MERCURIA ASSET HOLDINGS (HONG KONG) LIMITED

By:	/s/ Ghazi Abu Al-Saud
Name:	Ghazi Abu Al-Saud
Title:	Director

MERCURIA ENERGY GROUP LIMITED

By:	/s/ Guillaume Vermersch
Name:	Guillaume Vermersch
Title:	Director

MERCURIA ENERGY GROUP HOLDING LTD.

By:	/s/ Guillaume Vermersch
Name:	Guillaume Vermersch
Title:	Director

MDJ OIL TRADING LIMITED

By:	/s/ Patrick Burki
Name:	Patrick Burki
Title:	Director

MDJ PARTNERSHIP

By:	/s/ Magid Shenouda
Name:	Magid Shenouda
Title:	Partner

By:	/s/ Marco Dunand
Name: Marco Dunand

By:	/s/ Daniel Jaeggi
Name: Daniel Jaeggi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).